SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Company Number: 1397169

THE COMPANIES ACT 2006

Company limited by shares

RESOLUTIONS

of

PRUDENTIAL PUBLIC LIMITED COMPANY

At the Annual General Meeting of the above named Company duly convened and held on 15 May 2014 the following resolutions were passed as ordinary resolutions:

Renewal of authority to allot ordinary shares

Resolution 24

THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 14 of the Company’s Articles of Association, the authority conferred on the directors by Article 14 of the Company’s Articles of Association to allot generally and unconditionally relevant securities be renewed in respect of equity securities (as defined in section 560(1) of the 2006 Act) for a period expiring at the earlier of 30 June 2015 and the conclusion of the Annual General Meeting of the Company to be held in 2015 and for a maximum aggregate nominal amount of:

(A)	£25,641,376 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (B) or (C) so that in total no more than £42,735,626 can be allotted under paragraphs (A) and (B) and no more than £85,471,253 can be allotted under paragraphs (A), (B) and (C));

(B)	£42,735,626 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (C) so that in total no more than £42,735,626 can be allotted under paragraphs (A) and (B) and no more than £85,471,253 can be allotted under paragraphs (A), (B) and (C)) in connection with an offer or invitation:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(C)	£85,471,253 (such amount to be restricted to the extent that any allotments or grants are made under paragraphs (A) or (B) so that in total no more than £85,471,253 can be allotted) in connection with an offer by way of a rights issue:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(D)	the amount allotted pursuant to the terms of any share scheme of the Company or any of its subsidiary undertakings adopted prior to or on the date of this Meeting.

Extension of authority to allot ordinary shares to include repurchased shares

Resolution 25

THAT the authority granted to the directors to allot relevant securities up to a total nominal value of £25,641,376 pursuant to paragraph (A) of resolution 24 set out above be extended by the addition of such number of ordinary shares of five pence each representing the nominal amount of the Company’s share capital repurchased by the Company under the authority granted pursuant to resolution 28 set out below, to the extent that such extension would not result in the authority to allot shares or grant rights to subscribe for or convert securities into shares pursuant to resolution 24 exceeding £42,735,626.

Renewal of authority to allot preference shares

Resolution 26

THAT the Company be and is hereby authorised to allot Sterling Preference Shares up to a maximum aggregate nominal value of £20 million (representing two billion Sterling Preference Shares in the Company), to allot Dollar Preference Shares up to a maximum aggregate nominal value of US$20 million (representing two billion Dollar Preference Shares in the Company), and to allot Euro Preference Shares up to a maximum aggregate nominal value of €20 million (representing two billion Euro Preference Shares in the Company) for a period expiring at the conclusion of the Annual General Meeting of the Company to be held in 2019.

The following were passed as special resolutions:

Renewal of authority for disapplication of pre-emption rights

Resolution 27

THAT without prejudice to any other authority conferred on the directors by or pursuant to Article 15 of the Company’s Articles of Association the directors be and are hereby authorised to allot equity securities (as defined in section 560(1) of the 2006 Act) for cash pursuant to the power conferred on the directors by Article 15 of the Company’s Articles of Association and/or to sell any ordinary shares held by the Company as treasury shares for cash as if section 561 of that Act did not apply to such allotment or sale for a period expiring at the earlier of 30 June 2015 and the conclusion of the Annual General Meeting of the Company to be held in 2015 and provided that the maximum aggregate nominal amount of equity securities that may be allotted or sold pursuant to the authority under Article 15(b) is £6,410,344.

Renewal of authority for purchase of own shares

Resolution 28

THAT the Company be and is hereby generally and unconditionally authorised, in accordance with section 701 of the 2006 Act, to make one or more market purchases (within the meaning of section 693(4) of the 2006 Act) of its ordinary shares in the capital of the Company, provided that:

(A) such authority to be limited:

(i)	to a maximum aggregate number of 256,413,761 ordinary shares;

(ii)	by the condition that the minimum price which may be paid for each ordinary share is five pence and the maximum price which may be paid for an ordinary share is the highest of:

(a)	an amount equal to 105 per cent of the average of the middle market quotations for an ordinary share as derived from the daily official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and

(b)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

in each case exclusive of expenses;

(B)	such authority shall, unless renewed, varied or revoked prior to such time, expire at the earlier of 30 June 2015 and the conclusion of the Annual General Meeting of the Company to be held in 2015, save that the Company may before such expiry make a contract or contracts to purchase ordinary shares under the authority hereby conferred which would or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts as if the power conferred hereby had not expired; and

(C)	all ordinary shares purchased pursuant to said authority shall be either:

(i)	cancelled immediately upon completion of the purchase; or

(ii)	held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the 2006 Act.

Notice for general meetings

Resolution 29

THAT a general meeting other than an Annual General Meeting may be called on not less than 14 clear days’ notice.

Date: May 15, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Alan F. Porter
Alan Porter
Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary